Andrews Kurth LLP 600 Travis, Suite 4200 Houston, Texas 77002 +1.713.220.4200 Phone +1.713.220.4285 Fax andrewskurth.com

October 16, 2015

VIA EDGAR AND FEDEX

Mr. Roger Schwall

United States Securities and Exchange Commission

Assistant Director, Office of Natural Resources

100 F Street, N.E.

Washington, D.C. 20549

Re:	Noble Midstream Partners LP
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted September 23, 2015
CIK No. 0001647513

Dear Mr. Schwall:

Set forth below are the responses of Noble Midstream Partners LP, a Delaware limited partnership ( the “Partnership,” “Noble Midstream,” “we,” “us,” or “our”), a subsidiary of Noble Energy, Inc., a Delaware corporation (“Noble”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 7, 2015, with respect to Amendment No. 1 to the Partnership’s confidential draft of Registration Statement on Form S-1, submitted to the Commission on September 23, 2015 (the “Draft Registration Statement”), including the prospectus contained therein (the “Prospectus”). Each response below has been prepared and is being provided by the Partnership, which has authorized Andrews Kurth LLP to respond to the Staff’s comments on its behalf.

Concurrently with the submission of this response letter, we are confidentially submitting, through EDGAR, Confidential Draft Submission No. 3 on Form S-1 (the “Amendment”). For the Staff’s convenience, we have hand-delivered three copies of the Amendment, together with three copies of the Amendment that are marked to show all revisions to the Amendment since the confidential submission of the last submission of the Draft Registration Statement.

For the Staff’s convenience, each of our responses is preceded by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Amendment, unless indicated otherwise.

Austin    Beijing    Dallas    Dubai    Houston     London    New York    Research Triangle Park    The Woodlands    Washington, DC

Mr. Roger Schwall

October 13, 2015

General

1.	We note your response to prior comment 5 from our letter to you dated August 20, 2015. Please revise your disclosure on pages 11 and 213 to clarify that the issuance of additional units to Noble that are not issued to the public in connection with the underwriters’ option to purchase additional common units will be pursuant to the exemption from registration under Section 4(a)(2) of the Securities Act.

Response:

We acknowledge the Staff’s comment and have provided the requested disclosure on pages 11 and 214.

Cash Distribution Policy and Restrictions on Distributions, page 60

Our Minimum Quarterly Distribution, page 62

Estimated EBITDA and Distributable Cash Flow for the Twelve Months Ending December 31, 2016, page 67

2.	We have reviewed your revisions in response to prior comment 7, and we re-issue that comment. Despite referring to “the minimum quarterly distribution” on the prospectus cover page and throughout your filing, you continue to provide projected information only for the twelve months ending September 30, 2016. Insofar as you intend to make quarterly distributions, please revise the tabular entries to make this presentation on a quarterly basis.

Response:

We acknowledge the Staff’s comment and have provided the requested disclosure on page 68 of the Amendment.

Business, page 118

Regulation of Operations, page 140

3.	If the waiver expires within the next 24 months and the potential effect of its expiration could be material, please disclose the material provisions, including the expiration date, of your temporary waiver of tariff and reporting requirements for your East Pony IDP crude oil gathering system.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that the waiver granted by the FERC with respect to the East Pony IDP crude oil gathering system does not have a specific expiration date. The waiver directs Noble to report to the FERC with respect

Mr. Roger Schwall

October 13, 2015

to the circumstances under which the waiver was granted, including but not limited to increased accessibility of other pipelines or refiners to its facilities, changes in the ownership of the facilities, changes in the ownership of the crude oil being shipped and shipment tenders of requests for service by any person. At such time, the FERC may determine that the waiver is no longer in effect, which would require the Partnership to file a tariff and comply with the FERC’s reporting requirements. At this time, the Partnership is unable to predict the effect a revocation of the waiver may have on the Partnership.

Our Partnership Agreement, page 178

Applicable Law; Exclusive Forum, page 190

4.	We note that you intend your fee-shifting provisions to apply to all claims, including claims under the federal securities laws. Please disclose here and in your risk factor entitled “Our partnership will designate the Court of Chancery of the State of Delaware” on page 49 whether you intend such fee-shifting provisions to apply to this offering.

Response:

We acknowledge the Staff’s comment and have provided the requested disclosure on pages 49 and 191.

Please direct any questions you have with respect to the foregoing or with respect to the Amendment to the undersigned at (713) 220-4351 or georgevlahakos@andrewskurth.com.

Very truly yours,

/s/ George J. Vlahakos
George J. Vlahakos

cc:	John F. Bookout, IV, Noble Midstream

G. Michael O’Leary, Andrews Kurth LLP